WESTRANGE CORP.

September 9, 2002

Alberta Securities Commission

21st Floor, 10025 Jasper Avenue

Edmonton, Alberta

T2J 3Z5

Dear Sirs/Mesdames:

Re: Confirmation of mailing –

Westrange Corp. (WRC:TSX Venture Exchange)

second quarter 2002 interim financial report

We confirm that on September 3, 2002, we sent by prepaid mail to all registered shareholders and to non-registered shareholders who returned an interim report reply card a copy of Westrange's second quarter report for the period ended June 30, 2002.

The associated news release was distributed through Canada StockWatch on August 26, 2002.

Sincerely,

/s/Linda Wollner

Linda Wollner,

Accountant, Westrange Corp.

Cc:

Saskatchewan Securities Commission, 8th Floor, 1914 Hamilton Street, Regina, Saskatchewan S4P 3V7	The Toronto Stock Exchange Venture Exchange 10th Floor, 300 – 25 Avenue S. W. Calgary, Alberta T2P 3C4

British Columbia Securities Commission Suite 200, 865 Hornsby Street Vancouver, B. C. V6Z 2H4

201-2500 13th Avenue, Regina, Saskatchewan S4P 0W2

Tel: (306) 545-2277 Fax: (306) 545-3262